Exhibit 99.1

FOR IMMEDIATE RELEASE	ATK-00-000
June 7, 2010	Contact:
Amtrak
Karina Romero
202 906.3860
mediarelations@amtrak.com

Points.com (investor relations)
Christopher Barnard
416 596.6370
Christopher.Barnard@points.com

Allison & Partners (media contact)
Emily Donohue
646 428.0622
Points@allisonpr.com

POINTS INTERNATIONAL AND
AMTRAK GUEST REWARDS® EXPAND PARTNERSHIP
Members of Amtrak’s frequent traveler program may now share points in addition to the existing buy/gift program

TORONTO & WASHINGTON, DC – Amtrak and Points International (TSX: PTS; OTCBB: PTSEF), owner and operator of Points.com, the world’s leading loyalty program management Web site, are pleased to announce the expansion of their partnership which now gives Amtrak Guest Rewards® members the ability to Share points on amtrakguestrewards.com.

Under the existing agreement with Amtrak, Points.com offers Amtrak Guest Rewards members the opportunity to Buy and Gift points to other members via Points.com’s industry-leading miles and points purchase platform. This new expanded partnership allows for program members to Share points from one Amtrak Guest Rewards® member to another.

“Points.com is pleased to partner with the nation’s premier rail operator, Amtrak, and offer Amtrak Guest Rewards members another valuable reward travel option,” said Points.com CEO Rob MacLean.

“Points.com gives us additional means to distribute awards as well as making them more valuable and easier to use for Amtrak Guest Rewards members,” said Michael Blakey, Amtrak’s senior director, loyalty marketing. “We are always looking for innovative ways to promote rail travel and this partnership with Points.com is one of the many ways we can do just that.”

To Share points, Amtrak Guest Rewards members should log onto amtrakguestrewards.com on or after June 1 when the site officially launches the Share product (powered by Points.com).

Amtrak joins existing partners including Alaska Airlines Mileage Plan, Air France KLM Flying Blue, American Airlines AAdvantage®, Delta Air Lines SkyMiles®, British Airways Executive Club, Virgin Atlantic Flying Club, JetBlue TrueBlue, Midwest Airlines’ Midwest Miles, US Airways® Dividend Miles®, Starwood Preferred Guest® and InterContinental Hotel Group’s Priority Club® Rewards.

Points.com works in partnership with all loyalty and reward programs active on Points.com. All transactions are fully sanctioned by the program operators. For more information, follow us on Twitter (www.Twitter.com/PointsAdvisor), become a Facebook (www.points.com/facebook) fan or track your balances in iGoogle.

Amtrak introduced Amtrak Guest Rewards in November 2000 to recognize its most loyal passengers. One of the most flexible frequent traveler programs in the travel industry, it is based on actual dollars spent, rather than miles traveled, making it easier and faster to accrue points and earn rewards.

About Points.com

Points.com (TSX: PTS; OTCBB: PTSEF) is the world's leading reward program management Web site. The site was named one of the 30 Best Travel Sites in 2008 and 28 Best Travel Sites in 2009 by Kiplinger’s. At Points.com consumers can Swap, Earn, Buy, Gift, Share and Redeem miles and points from more than 25 of the world's leading reward programs. Participating programs include American Airlines AAdvantage® program, Aeroplan®, AsiaMiles™, British Airways Executive Club, Wyndham Rewards®, Delta SkyMiles® and InterContinental Hotels Group's Priority Club® Rewards. Redemption partners include Amazon.com® and Starbucks. For more information, visit http://www.points.com.

About Amtrak

As the nation’s intercity passenger rail operator, Amtrak connects America in safer, greener and healthier ways. Last fiscal year (FY 2009), the railroad carried 27.2 million passengers, making it the second-best year in the company’s history. With 21,000 route miles in 46 states, the District of Columbia and three Canadian provinces, Amtrak operates more than 300 trains each day—at speeds up to 150 mph (241 kph)—to more than 500 destinations. Amtrak also is the partner of choice for state-supported corridor services in 15 states and for several commuter rail agencies. Visit Amtrak.com or call 800-USA-RAIL for schedules, fares and more information.

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